ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

April 22, 2022	Jeremy Smith T +1 212 596 9858 Jeremy.Smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ken Ellington

Re:	DoubleLine Income Solutions Fund (the “Fund”)

File No. 811-22791

Dear Mr. Ellington:

Thank you for your oral comments provided on March 24, 2022 and April 4, 2022, regarding your review of the Fund’s annual report to shareholders for the period ended September 30, 2021 (the “Annual Report”), which was filed with the Securities and Exchange Commission on Form N-CSR on December 3, 2021.

Your comments are summarized below to the best of our understanding, followed by the Fund’s responses.

Comments and Responses

1.        Comment: Please move the line graph and accompanying table (located on page 41 of the Annual Report) to the Management’s Discussion of Fund Performance section of the Annual Report. See Instruction 4.g to Item 24 of Form N-2.

   Response: The Fund confirms that, going forward, the line graph and accompanying table will appear in the Management’s Discussion of Fund Performance section of the annual report to shareholders.

2.        Comment: The Fund’s registration statement includes financial highlights for each fiscal year end since the Fund’s inception through the year ended September 30, 2019, and the Fund’s registration statement forward incorporates by reference the Fund’s most recent Annual Report, which includes, in addition to other information, the financial highlights for each fiscal year end since September 30, 2017. The Staff requests that the Fund file an amended Form N-CSR or a Form 424B5

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that includes in a single presentation the financial highlights for each of the Fund’s last ten fiscal years (or since inception, if shorter) or that the Fund incorporates that information by reference from a source where all of that information is presented together.

Response: The Fund notes the staff’s comment and intends to include financial highlights for the life of the Fund in its semi-annual report for the period ended March 31, 2022, to be filed on or about June 1, 2022.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9858 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy Smith
Jeremy Smith

cc:	Ronald R. Redell
Henry V. Chase
Winnie Han
Adam D. Rossetti, Esq.
Carolyn Liu-Hartman, Esq.
Timothy W. Diggins, Esq.